AB 3/17

KH 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

11017624

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 33137 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEGIS INVESTMENTS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 SOUTH 7TH STREET #2400
(No. and Street)

| MINNEAPOLIS | MN | 55415 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

| 5101 VERNON AVE. S. #501 | EDINA | MN | 55436 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AB 3/17

## OATH OR AFFIRMATION

I, LINDA INGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEGIS INVESTMENTS, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

President

Title

Notary Public

JULIE K. OLSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

**AEGIS INVESTMENTS, INC.**
MINNEAPOLIS, MINNESOTA

FINANCIAL STATEMENTS AND
AUDITORS REPORT
December 31, 2010

CONTENTS

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

# INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Aegis Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Aegis Investments, Inc., as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Investments, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

*Ellingson & Ellingson, Ltd.*
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 22, 2011



5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

**AEGIS INVESTMENTS, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**As of December 31, 2010 and 2009**

| | 2010 | 2009 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents (Note 1) | $ 48,760 | $ 61,324 |
| Accounts receivable (Note 1) | 11,370 | 8,751 |
| Marketable securities (Note 5) | 22,727 | 23,298 |
| | 82,857 | 93,373 |
| **PROPERTY AND EQUIPMENT (NOTE 1)** | | |
| Office equipment | 13,583 | 13,583 |
| Less: accumulated depreciation | (12,964) | (12,717) |
| | 619 | 866 |
| Total Assets | $ 83,476 | $ 94,239 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accrued commissions payable | $ 10,386 | $ 9,016 |
| Accounts payable | | 4,000 |
| Income taxes payable | 115 | 209 |
| | 10,501 | 13,225 |
| **COMMITMENTS AND CONTINGENCIES (NOTE 3)** | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, no par value, 100,000 shares authorized, 2,200 shares issued and outstanding | 12,000 | 12,000 |
| Retained earnings | 63,007 | 72,528 |
| Accumulated other comprehensive income (loss) | (2,032) | (3,514) |
| | 72,975 | 81,014 |
| Total Liabilities and Stockholders' Equity | $ 83,476 | $ 94,239 |

The accompanying notes are an integral part of these financial statements.

**AEGIS INVESTMENTS, INC.**
**STATEMENTS OF INCOME**
**For the Years Ended December 31, 2010 and 2009**

| | 2010 | 2009 |
|---|---|---|
| **REVENUES** | $195,924 | $207,734 |
| **EXPENSES** | | |
| Commissions | 138,987 | 131,833 |
| Rent | 25,170 | 28,343 |
| Telephone | 4,867 | 4,046 |
| Professional fees | 5,700 | 2,600 |
| Licenses and fees | 1,601 | 5,701 |
| Office expense | 885 | 940 |
| Outside services | 28,100 | 31,650 |
| Postage and delivery | 246 | 437 |
| Depreciation | 247 | |
| Quotes and cable | 276 | 199 |
| Miscellaneous | 137 | 1,161 |
| Insurance | 1,222 | 1,165 |
| Dues and subscriptions | 275 | 904 |
| Total Expenses | 207,713 | 208,979 |
| (Loss) From Operations | (11,789) | (1,245) |
| **OTHER INCOME** | | |
| Investment income | 2,268 | 1,773 |
| Net Income Before Provision For Income Taxes | (9,521) | 528 |
| **INCOME TAX EXPENSE (Note 4)** | | 209 |
| Net Income | $ (9,521) | $ 319 |
| **OTHER COMPREHENSIVE INCOME** | | |
| Unrealized gain on marketable securities | $ 1,482 | $ 5,687 |
| **COMPREHENSIVE INCOME (LOSS)** | $ (8,039) | $ 6,006 |
| **Income per common share based on the weighted average of 2,200 common shares outstanding during the year (Note 2)** | $ (4.33) | $ 0.15 |

The accompanying notes are an integral part of these financial statements.

**AEGIS INVESTMENTS, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**For the Years Ended December 31, 2010 and 2009**

| | Common Stock | | Retained | Other Comprehensive | |
|---|---|---|---|---|---|
| | Shares | Amount | Earnings | Loss | Total |
| Balance at January 1, 2009 | 2,200 | $ 12,000 | $ 72,209 | $ (9,201) | $ 75,008 |
| Unrealized loss on investments | | | | 5,687 | 5,687 |
| Net income | | | 319 | | 319 |
| Balance at December 31, 2009 | 2,200 | 12,000 | 72,528 | (3,514) | 81,014 |
| Unrealized loss on investments | | | | 1,482 | 1,482 |
| Net income | | | (9,521) | | (9,521) |
| Balance at December 31, 2010 | 2,200 | $ 12,000 | $ 63,007 | $ (2,032) | $ 72,975 |

The accompanying notes are an integral part of these financial statements.

**AEGIS INVESTMENTS, INC.**
**STATEMENTS OF CASH FLOWS**
**For the Years Ended December 31, 2010 and 2009**

| | 2010 | 2009 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income | $ (9,521) | $ 319 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 247 | |
| Changes in assets and liabilities: | | |
| (Increase) Decrease in: | | |
| Accounts receivable | (2,619) | 1,103 |
| Increase (Decrease) in: | | |
| Accrued commissions payable | 1,370 | (238) |
| Accounts payable | (4,000) | (10,000) |
| Income taxes payable | (94) | (274) |
| Net Cash Flows from Operating Activities | (14,617) | (9,090) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Sale of marketable securities | 2,053 | 4,866 |
| Net Cash Flows from Investing Activities | 2,053 | 4,866 |
| Net (Decrease) in Cash | (12,564) | (4,224) |
| **Cash at Beginning of Year** | 61,324 | 65,548 |
| **Cash at End of Year** | $ 48,760 | $ 61,324 |
| **Supplemental Disclosures** | | |
| Cash Paid During the Year for: | | |
| Income Taxes | $ 94 | $ 483 |
| Interest | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

**Note 1. Summary of Significant Accounting Policies**

This summary of significant accounting policies of Aegis Investments, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Business Activity -
The Company is a securities broker dealer.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
The Company uses the direct write-off method for accounting for bad debts. Accounts are written off in the period in which they are considered to be uncollectible.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Note 2. Earnings Per Share**

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2010 and 2009, were 2,200 common shares.

**Note 3. Commitments and Contingencies**

The Company leases office space in Minneapolis, Minnesota. The term of the lease commenced on September 1, 2008 and terminates on August 31, 2013. The Company has the option to terminate the lease on August 31, 2011, by delivering written notice along with a termination fee equal to six months of rent to the landlord by February 28, 2011. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

| | |
|---|---|
| December 31, 2011 | $33,373 |
| December 31, 2012 | 33,892 |
| December 31, 2013 | 22,825 |

The Company subleases a portion of this space to various individuals. The rental income received on this property was approximately $7,203 during 2010 and $9,320 during 2009. The subleases are cancelable by either party.

**Note 4. Income Taxes**

The income tax expense of the company consists of the following:

| | 2010 | 2009 |
|---|---|---|
| Federal tax at statutory rate (15%) | $ - | $ 57 |
| State tax cost, net of Federal benefit | | 152 |
| Total provision for income taxes | $ - | $ 209 |

**Note 5. Marketable Securities**

The Company has the following marketable securities which are classified as available for sale. The cost and market value of the securities at December 31, 2010 was as follows:

| Security | Cost | Market |
|---|---|---|
| Hilton Hotels Preferred Senior Bond 8% | $ 9,932 | $ 7,150 |
| Minnesota State Housing Fin Agy | 14,827 | 15,577 |

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

**Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission**

We have audited the accompanying financial statements of Aegis Investments, Inc. as of and for the year ended December 31, 2010, and have issued our report thereon dated February 22, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Ellingson & Ellingson, Ltd.*
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 22, 2011



5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

**AEGIS INVESTMENTS, INC.**
**COMPUTATION OF NET CAPITAL**
**As of December 31, 2010**

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Stockholders' Equity | $ 72,975 | |
| Additions: | | |
| Subordinated loans | | |
| | | $ 72,975 |
| Deductions: | | |
| Non-allowable items: | | |
| Property and equipment net of accumulated depreciation | 619 | |
| | | 619 |
| **Net Capital Before Haircuts on Securities Positions** | | 72,356 |
| Haircuts on Securities - not already deducted | | 1,907 |
| Net Capital | | $ 70,449 |
| **BASIC CAPITAL REQUIREMENT** | | |
| Net capital | | $ 70,449 |
| Minimum net capital required | | 5,000 |
| Excess Net Capital | | $ 65,449 |
| **AGGREGATE INDEBTEDNESS** | | |
| Accounts payable and accrued expenses | | $ 115 |
| Accrued commissions | | 10,386 |
| | | $ 10,501 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | 14.9% |
| **RECONCILIATION OF NET CAPITAL** | | |
| Net Capital, as reported in Company's Part IIA FOCUS report | | $ 72,356 |
| Haircuts on Securities not deducted on FOCUS | | (1,907) |
| Audit adjustments made for the following: | | |
| Adjusted Net Capital | | $ 70,449 |

The accompanying notes are an integral part of these financial statements.

**AEGIS INVESTMENTS, INC.**
**COMPUTATION FOR DETERMINATION OF**
**RESERVE REQUIREMENTS UNDER RULE 15c3-3**
**As Of December 31, 2010**

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from the reserve requirement.

**INFORMATION RELATING TO THE POSSESSION OR**
**CONTROL REQUIREMENT UNDER RULE 15c3-3**
**As Of December 31, 2010**

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2010.